UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MAGNUM HUNTER RESOURCES CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

909 Lake Carolyn Parkway, Suite 600
Address of Principal Executive Office (Street and Number)

Irving, Texas 75039
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10 - K, 20 - F, 11 - K, 10 - Q, 10 - D, N - SAR, N - CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 15, 2015, Magnum Hunter Resources Corporation (the "Company") and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. In consideration of the additional time required to evaluate the effects of these events on the financial statements and disclosures included in the Company's Annual Report on Form 10-K (the "Form 10-K"), the Form 10-K cannot be timely filed without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph C. Daches	469	293-4918
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of result of the matters discussed in Part III above, the Company is not in a position to provide specific estimates of anticipated significant changes in results of operations from the fiscal year ended December 31, 2014 to the fiscal year ended December 31, 2015 that may be reflected in the financial statements to be included in the Company's Form 10-K for the fiscal year ended December 31, 2015.

The Company, however, anticipates that total revenues and income from operations for the year ended December 31, 2015 will be significantly lower than the year ended December 31, 2014 as a result of lower commodity prices. Further, as a result of decreased oil and natural gas prices, the Company expects to report significant noncash impairments of proved oil and gas properties for the year ended December 31, 2015.

The foregoing statements are based on the Company's current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ.

MAGNUM HUNTER RESOURCES CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNUM HUNTER RESOURCES CORPORATION

Date	March 16, 2016	By	/s/ Joseph C. Daches
Joseph C. Daches
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).